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OMB Number 3235-0382
Expires: September 30, 1998
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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_] Form 3 Holdings Reported

[_] Form 4 Transactions Reported

1. Name and Address of Reporting Person*
Kreisler	Scott	C

(Last)	(First)	(Middle)
14 Maria Drive (Street)
Sparta	NJ	07871

(City)	(State)	(Zip)

2. Issuer Name and Ticker or Trading Symbol

KBF Pollution Mgt Inc. KBFP

3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4. Statement for Month/Year

2001

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer
(Check all applicable)

[_] Director	[_] 10% Owner
[_] Officer (give title below)	[X] Other (specify below)

OPERATIONS MANAGER

7. Individual or Joint/Group Filing
(Check applicable line)
[_] Form filed by one Reporting Person
[_] Form filed by more than one Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of,
or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (mm/dd/yy)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount (A) or (D) Price		5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr.4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

Common Stock					30,000	D

Common Stock	10/1/01		1,020,000	A	1,050,000	D

Common Stock	11/28/01		1,015,053	A	2,065,053	D

Common Stock	11/28/01		5,000,000	A	7,065,053	D

Common Stock	12/31/01		3,804,500	A	10,869,553	D

Common Stock	12/31/01		3,974,500	D	6,895,053	D

* If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

(Form 5-07/98)

FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) (A) (D)		6. Date Exercisable and Expiration Date (Month/Day/Year) Date Expira- Exer- tion cisable Date	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Amount or Number of Title Shares	8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

Common Stock Options	0.0715	3/1/01		318,477	A				2,088,477	D

Common Stock Options	0.0715	10/1/01		1,020,000	D				1,068,477	D

Common Stock Options	0.088	11/28/01		750,000	D				318,477	D

Common Stock Options	0.0715	11/28/01		318,477	D				0	D

Explanation of Responses:
Derivative securities exercised pursuant to terms and conditions of the Company's Option Note Exercise Plan and retired.

/s/ Scott Kreisler **Signature of Reporting Person	02/14/02 Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.